Exhibit 99.1

ROGERS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2019)
March 5, 2020

Annual Information Form Index

The following is an index of the Annual Information Form (AIF) of Rogers Communications Inc. referencing the requirements of Form 51-102F2 and Form 52-110F1 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in Rogers Communications Inc.’s Management’s Discussion and Analysis (MD&A) for the fiscal year ended December 31, 2019 (2019 MD&A) and Rogers Communications Inc.’s 2019 Annual Audited Consolidated Financial Statements, each of which is filed on SEDAR at sedar.com and incorporated herein by reference as noted below. All dollar amounts are in Canadian dollars unless otherwise stated.

		Page reference / incorporated by reference from
		Annual Information Form (Page #)	2019 MD&A (Page #)

Item 1	Cover Page	1
Item 2	Index	2
Item 3	Corporate Structure
3.1	Name, Address and Incorporation	4
3.2	Intercorporate Relationships	4
Item 4	General Development of the Business
4.1	Three-Year History	8
4.2	Significant Acquisitions	13
Item 5	Narrative Description of the Business
5.1	About Rogers	14	19
	Understanding Our Business		22
	Products and Services		22
	Competition		23
	Industry Trends		25
	Our Strategy, Key Performance Drivers, and Strategic Highlights		27
	Capability to Deliver Results		32
	Employees		45
	Commitments and Contractual Obligations		61
	Properties, Trademarks, Environmental, and Other Matters	14
5.2	Risk Factors	15	66
Item 6	Dividends
6.1	Dividends	15	59
Item 7	Description of Capital Structure
7.1	General Description of Capital Structure	16
7.2	Constraints	16
7.3	Ratings	16
Item 8	Market for Securities
8.1	Trading Price and Volume	17
8.2	Prior Sales	17
Item 9	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	18
Item 10	Directors and Officers	18
10.1	Name, Occupation and Security Holding	18
10.2	Cease Trade Orders, Bankruptcies, Penalties, or Sanctions	23
10.3	Conflicts of Interest	23
Item 11	Promoters	23
Item 12	Legal Proceedings and Regulatory Actions
12.1	Legal Proceedings	23	72
12.2	Regulatory Actions	23
Item 13	Interest of Management and Others in Material Transactions	23
Item 14	Transfer Agents and Registrars	24

Rogers Communications Inc.	2	Fiscal 2019

Rogers Communications Inc.	3	Fiscal 2019

ITEM 3 – Corporate Structure

ITEM 3.1 – NAME, ADDRESS, AND INCORPORATION

Rogers Communications Inc. is a leading diversified Canadian technology and media company. RCI was amalgamated under the Business Corporations Act (British Columbia). The registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and the head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

™ Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2020 Rogers Communications

THREE REPORTABLE SEGMENTS
For the purposes of this AIF, we report our results of operations in three reportable segments as at December 31, 2019:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

ITEM 3.2 – INTERCORPORATE RELATIONSHIPS

The following summary organization chart illustrates the structure of the principal subsidiaries of RCI and indicates the jurisdiction of organization of each entity shown as at January 1, 2020.

(1)	Ownership percentages are 100%

(2)	Blue Jays Holdco Inc., together with its subsidiaries, holds a 100% interest in the Toronto Blue Jays Baseball Club (Toronto Blue Jays) and Rogers Centre.

Rogers Communications Inc.	4	Fiscal 2019

OVERVIEW

Rogers is Canada’s Largest Provider of Wireless Communications Services
As at December 31, 2019, we had:

•	approximately 10.8 million subscribers; and

•	approximately 33% subscriber and revenue share of the Canadian wireless market.

One of Canada’s Leading Providers of High-Speed Internet, Cable Television, and Phone Services
As at December 31, 2019, we had:

•	approximately 2.5 million high-speed Internet subscribers;

•	approximately 1.6 million Television subscribers;

•	approximately 1.1 million Phone subscribers; and

•	a network passing approximately 4.5 million homes in Ontario, New Brunswick, and on the island of Newfoundland.

Diversified Canadian Media Company
We have a broad portfolio of media properties, which most significantly includes:

•	sports media and entertainment, such as Sportsnet and the Toronto Blue Jays;

•	our exclusive national 12-year National Hockey League (NHL) Agreement;

•	category-leading television and radio broadcasting properties;

•	multi-platform televised and online shopping; and

•	digital media.

PRODUCTS AND SERVICES

Wireless
Rogers is a Canadian leader in delivering a range of innovative wireless network technologies and services. Our postpaid and prepaid wireless services are offered under the Rogers™, Fido™, and chatr™ brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:

•	mobile high-speed Internet access, including our Rogers Infinite unlimited data plans;

•	wireless voice and enhanced voice features;

•	Rogers Pro On-the-Go™, a personalized service experience for device delivery and set up to a customer's location of choice within the service area;

•	device financing;

•	wireless home phone;

•	device protection;

•	text messaging;

•	e-mail;

•	global voice and data roaming, including Roam Like Home™ and Fido Roam™;

•	bridging landline phones with wireless phones through products like Rogers Unison™;

•	machine-to-machine solutions and Internet of Things (IoT) solutions; and

•	advanced wireless solutions for businesses.

In 2019, we were the first national carrier to launch unlimited data through our Rogers Infinite plans. These plans provide customers with a shareable pool of high-speed LTE data and unlimited data at reduced speeds thereafter, thereby eliminating data overage fees on these plans. The reduced speed data is fast enough to send instant messages and emails, browse the Internet, engage in social media, or stream standard definition video.

Cable
We are one of the largest cable providers in Canada. Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, smart home monitoring, and advanced home WiFi services to consumers in Ontario, New Brunswick, and on the island of Newfoundland. We also provide services to businesses across Canada that aim to meet the increasing needs of today's critical business applications.

In 2018, we launched our new Internet protocol (IP) television product, Ignite TV™, to our entire Ontario Cable footprint; in 2019, we expanded Ignite TV to our remaining Cable footprint in New Brunswick and Newfoundland. Ignite TV, which is licensed from Comcast Corporation (Comcast), delivers a high-value, premium service with advanced features and video experiences and is the foundation to a robust product roadmap of innovation leading to a truly connected home service.

We have adopted Comcast's new WiFi solution as a next step on our innovation roadmap. This whole-home networking solution provides customers with a simple, fast, and intuitive way to control and manage their connected devices. The cloud-based platform links to Data Over Cable Service Interface Specifications (DOCSIS) 3.1 WiFi gateway devices to deliver fast, reliable connectivity in the home and allows customers to easily add and control devices and pair Ignite WiFi™ pods that boost signal strength, and use voice controls to see who is on the network, all in a safe and secure manner.

Rogers Communications Inc.	5	Fiscal 2019

Internet services include:

•	Internet access (including basic and unlimited usage packages), security solutions, and e-mail;

•	access speeds of up to one gigabit per second (Gbps), covering our entire Cable footprint;

•	Rogers Ignite™ and Fido Internet unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation;

•	Rogers Ignite WiFi Hub, offering a personalized WiFi experience with a simple digital dashboard for customers to manage their home WiFi network, providing visibility and control over family usage; and

•	Rogers™ Smart Home Monitoring, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app.

Television services include:

•	local and network TV, made available through traditional digital or IP-based Ignite TV, including starter and premium channel packages along with à la carte channels;

•	on-demand television;

•	cloud-based digital video recorders (DVRs) available with Ignite TV services;

•	voice-activated remote controls, restart features, and integrated apps such as YouTube, Netflix, Sportsnet NOW™, and Amazon Prime Video on Ignite TV;

•	personal video recorders (PVRs), including Whole Home PVR and 4K PVR capabilities;

•	an Ignite TV app, giving customers the ability to experience Ignite TV (including setting recordings) on their smartphone, tablet, laptop, or computer;

•	Download and Go, the ability to download recorded programs onto your smartphone or tablet to watch at a later time using the Ignite TV app;

•	linear and time-shifted programming;

•	digital specialty channels;

•	4K television programming, including regular season Toronto Blue Jays™ home games and select marquee National Hockey League (NHL) and National Basketball Association (NBA) games; and

•	televised content delivered on smartphones, tablets, and personal computers through the Rogers Anyplace TV™ app.

Phone services include:

•	residential and small business local telephony service; and

•	calling features such as voicemail, call waiting, and long distance.

Enterprise services include:

•
voice, data networking, Internet protocol (IP), and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

•
optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

•	simplified information technology (IT) and network technologies with security-embedded, cloud-based, professionally-managed solutions; and

•	extensive cable access network services for primary, bridging, and back-up (including through our wireless network, if applicable) connectivity.

Media
Our portfolio of Media assets, with a focus on sports and regional TV and radio programming, reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada's only Major League Baseball (MLB) team, and the Rogers Centre™ event venue, which hosts the Toronto Blue Jays' home games, concerts, trade shows, and special events.

Our NHL Agreement, which runs through the 2025-2026 NHL season, allows us to deliver more than 1,200 regular season games per season across television, smartphones, tablets, and personal computers, both through traditional streaming services as well as NHL LIVE. It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights.

In Television, we operate several conventional and specialty television networks, including:

•	Sportsnet's four regional stations along with Sportsnet ONE™, Sportsnet 360™, and Sportsnet World™;

•	Citytv™ network, which, together with affiliated stations, has broadcast distribution to approximately 82% of Canadian individuals;

•	OMNI™ multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers;

•	specialty channels that include FX (Canada), FXX (Canada), and OLN (formerly Outdoor Life Network); and

Rogers Communications Inc.	6	Fiscal 2019

•	TSC, Canada's only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate 55 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI™, 680 NEWS™, Sportsnet The FAN™, KiSS™, JACK FM™, and SONiC™.

We also offer a range of digital services and products, including:

•	our digital sports-related assets, including NHL LIVE, Sportsnet NOW, and Sportsnet NOW+™;

•	other digital assets including FXNOW and Citytv NOW; and

•	a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses.

Other
We offer the Rogers™ World Elite Mastercard, Rogers™ Platinum Mastercard, and the Fido™ Mastercard, credit cards that allow customers to earn cashback rewards points on credit card spending.

Other Investments
We hold interests in a number of associates and joint arrangements, some of which include:

•
our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and

•	our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

We also hold a number of interests in marketable securities of publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc.

WIDESPREAD PRODUCT DISTRIBUTION

Wireless
We have an extensive national distribution network and offer our wireless products nationally through multiple channels, including:

•	company-owned Rogers, Fido, and chatr retail stores;

•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;

•	an extensive independent dealer network;

•	major retail chains and convenience stores;

•	other distribution channels, such as WOW! mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;

•	our contact centres;

•	outbound telemarketing; and

•	Rogers Pro On-the-Go, a new, personalized retail service that delivers and sets up new wireless devices to the customer's location of choice within the service area.

Cable
We distribute our residential cable products using various channels, including:

•	company-owned Rogers and Fido retail stores;

•	customer self-serve using rogers.com and fido.ca;

•	our contact centres, outbound telemarketing, and door-to-door agents; and

•	major retail chains.

Our sales team and third-party retailers sell services to the business, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next-generation services.

Rogers Communications Inc.	7	Fiscal 2019

ITEM 4 – General Development of the Business

ITEM 4.1 – THREE-YEAR HISTORY

RECENT DEVELOPMENTS

2020 Highlights to Date

•	Declared a quarterly dividend of $0.50 per each outstanding Class A Voting Share and Class B Non-Voting Share in January 2020.

•	Appointed Eric P. Agius as Chief Customer Officer and Sevaun T. Palvetzian as Chief Communications Officer.

2019 Highlights

For revenue and other financial information on the two most recently completed financial years, see the section entitled "2019 Financial Results" in our 2019 MD&A.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Increased our customer likelihood to recommend scores across all business units.

•	Improved service levels in our call centres and reduced the average handle time.

•	Grew online digital adoption and reduced call volume into our call centres.

•	Launched Rogers Infinite unlimited data plans with no overage charges, the first national Canadian carrier to introduce such plans.

•	Introduced 24-month $0 down, interest-free wireless device financing on Rogers Infinite plans.

•	Attracted 1.4 million customers to our new Rogers Infinite unlimited data plans.

•	Announced a new customer solutions centre in Kelowna, BC, to better serve our customers across time zones.

•	Launched Rogers Pro On-the-Go, a new, personalized retail service that delivers and sets up new wireless devices to the customer's location of choice within the service area.

•	Launched Fido Data Overage Protection, which pauses data usage when a customer's limit is reached so they can enjoy their wireless services worry-free.

•	Ended the year with over 325,000 subscribers on Ignite TV, the foundation of our Connected Home future.

•	Invested in our IT infrastructure to improve system stability, decreasing customer-impacting minutes by over 80%.

Invest in our networks and technology to deliver leading performance and reliability

•
Secured 20-year 600 MHz spectrum licences covering all provinces and territories across the country for a total price of $1.7 billion to give our customers the best wireless experience. This low-frequency spectrum is a critical foundation for deploying 5G technology across Canada.

•
Announced our initial rollout of Canada’s first 5G network in downtown Vancouver, Toronto, Ottawa, and Montreal in preparation for the commercial availability of 5G devices in 2020; we expect to expand the Rogers 5G network to over 20 more markets in 2020.

•
Became a founding member of the 5G Future Forum, which will collaborate to develop interoperable 5G standards for Mobile Edge Computing across key geographic regions, including the Americas, Asia-Pacific, and Europe.

•
Turned on Canada's first 5G-powered campus at the University of British Columbia to facilitate pre-commercial research and testing of 5G applications and announced a three-year partnership agreement with the University of Waterloo to advance 5G research.

•	Announced the launch of a 5G innovation hub that will test 5G applications and use cases at Communitech in Waterloo.

•
Awarded "Best in Test" for overall wireless customer experience nationally by Umlaut, a global mobile network benchmarking leader, based on measurement testing conducted between May 6 and July 15, 2019.

Rogers Communications Inc.	8	Fiscal 2019

•	Awarded, in October 2019, the 2019 Speedtest® Award for Canada's Fastest Internet by Ookla, a global leader in fixed broadband mobile network testing.

•	Announced a reciprocal roaming arrangement with AT&T to extend LTE-M coverage for IoT customers throughout Canada and the United States.

Deliver innovative solutions and compelling content that our customers will love

•	Launched Sportsnet Now and Amazon Prime Video on Ignite TV.

•	Launched Ignite TV in Newfoundland and New Brunswick.

•	Invested $683 million during the 2019 broadcast year to create and produce compelling Canadian content.

•	Launched the Ignite WiFi Hub app and introduced Wall-to-Wall WiFi pods to manage home WiFi networks and enhance WiFi connectivity in homes.

•	Partnered with the Aboriginal Peoples Television Network to broadcast the first-ever NHL game in Plains Cree.

Drive profitable growth in all the markets we serve

•	Achieved our revised 2019 guidance targets.

•	Grew adjusted EBITDA by 4%.

•	Attracted 334,000 net new wireless postpaid subscribers and 104,000 net new Internet subscribers.

•	Returned $1.7 billion to shareholders through dividend payments and share repurchases.

Develop our people and a high performance culture

•	Achieved a company-wide engagement score of 85%, five points above global best-in-class companies.

•	Recognized, in November 2019, as one of Canada's Top 100 employers by MediaCorp Canada Inc. for the 7th year in a row.

•	Recognized, in November 2019, as one of Canada's Most Admired Corporate Cultures by Waterstone.

•	Recognized, in July 2019, as one of the 50 Most Engaged Workplaces in North America by Achievers for our leadership and innovation in engaging our employees and workplaces.

•	Named to the 2019 Bloomberg Gender-Equality Index in January 2019, which named 230 companies committed to transparency in gender reporting and advancing women's equality in the workplace.

•	Recognized, in March 2019, as one of Canada's Best Diversity Employers by MediaCorp Canada Inc.

•	Named, in May 2019, to the LGBT Corporate Canadian Index, an index that recognizes companies advancing equality.

•
Announced a $10 million investment to support a new cybersecurity centre at Ryerson University focused on building diverse digital skills of the future and to help fulfill our ongoing demand for skilled cybersecurity professionals.

Be a strong, socially responsible leader in our communities across Canada

•	Contributed $14 billion in economic value to the Canadian economy.

•	Contributed over $60 million through cash and in-kind investments to help our communities thrive.

•	Made a meaningful difference in the lives of youth through the Ted Rogers Scholarship Fund, Jays Care Foundation, and the Ted Rogers Community Grants program.

•	Expanded our Connected for Success affordable broadband program to 335 community housing partners.

•	Raised over $2 million for over 1,100 charities during Give Together Month, with Rogers matching employee donations up to $1,000.

•	Volunteered 20,000 hours to support 80 volunteer events across Canada for our second annual Give Together™ Volunteer Days.

Rogers Communications Inc.	9	Fiscal 2019

Other highlights

•	Declared a quarterly dividend of $0.50 per each outstanding Class A Voting Share and Class B Non-Voting Share during 2019.

•	Issued $1.0 billion 10-year 3.25% senior notes. We received net proceeds of $993 million from the issuance.

•	Issued US$1.25 billion 30-year 4.35% senior notes and fully hedged the foreign exchange risk. We received net proceeds of $1,656 million from the issuance.

•	Issued US$1.0 billion 30-year 3.7% senior notes and fully hedged the foreign exchange risk. We received net proceeds of $1,283 million from the issuance.

•
Ended the year with approximately $2.5 billion of available liquidity, including $1.6 billion available under our bank and letter of credit facilities, $0.4 billion available under our $1.05 billion accounts receivable securitization program, and $0.5 billion in cash and cash equivalents.

•
In April 2019, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) program (2019 NCIB) that allowed us to purchase, during the twelve-month period beginning April 24, 2019 and ending April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that could be purchased under the 2019 NCIB for an aggregate purchase price of $500 million. In 2019, we purchased 9.9 million shares under our NCIB programs for $655 million. Pursuant to the 2019 NCIB, we repurchased for cancellation 7.7 million Class B Non-Voting Shares for $500 million, thereby purchasing the maximum allowed under the 2019 NCIB. Pursuant to the 2018 NCIB, as defined below under 2018 Highlights, we repurchased for cancellation 2.2 million Class B Non-Voting Shares for $155 million.

2018 Highlights

Create best-in-class customer experiences by putting our customers first in everything we do

•	Attracted our highest number of Wireless postpaid net additions and realized our lowest annual Wireless postpaid churn rate since 2009.

•	Invested in the modernization of our Fido and Rogers retail stores.

•	Renewed our focus on digital self-serve, growing our customer digital adoption rate and allowing our customers to access their accounts and purchase new products with ease.

•	Increased customer experience metrics to account for 50% of our 2018 company-wide bonus plan.

Invest in our networks and technology to deliver leading performance and reliability

•	Invested in LTE Advanced network technology for wireless network capacity and performance.

•	Worked with Ericsson, the North American 5G partner of choice, to densify our network with small and macro cell sites and upgrade our 4.5G network with the latest 5G-ready technology.

•	Launched a three-year partnership with the University of British Columbia (UBC) to create Canada's first real-world 5G hub on UBC's campus, facilitating research and developing 5G applications.

•	Received the 2018 Speedtest® Award for Canada's Fastest Internet by Ookla®, a global leader in fixed broadband and mobile network testing, following ongoing investment in our network.

Deliver innovative solutions and compelling content that our customers will love

•	Launched Ignite TV to our Cable footprint in Ontario and launched employee trials in our Atlantic Canada Cable footprint.

•	Invested almost $700 million to produce and create Canadian entertainment, news, and sports programming during the 2018 broadcast year.

•	For the fourth consecutive year, Sportsnet was ranked Canada's number-one sports media brand.

•	Celebrated 50 years of local programming through Rogers TV.

•
Expanded our presence in local markets with the introduction of CityNews in Vancouver, Montreal, and Calgary, the acquisition of 102.1 CJCY in Medicine Hat, and the launch of hyper-local news sites in Ottawa and Kitchener in partnership with Village Media.

Rogers Communications Inc.	10	Fiscal 2019

•
Successfully completed the fourth year of our exclusive 12-year national NHL Agreement, reaching an audience of 24.6 million during the 2018 Stanley Cup Playoffs, including the most watched Stanley Cup Final since 2014.

Drive profitable growth in all the markets we serve

•	Achieved our 2018 guidance targets after raising our adjusted EBITDA guidance in the third quarter.

•	Grew total revenue by 5% and adjusted EBITDA by 9%.

•	Delivered total shareholder return of 12.5% in 2018, 21 percentage points above the TSX Composite Index return.

Develop our people and a high performance culture

•	Achieved a best-in-class employee engagement score.

•
Recognized as one of Canada's Top 100 Employers for 2018, for the 6th year in a row, including recognition as one of the Greater Toronto Area's Top Employers, a Top Employer for Young People, a Best Diversity Employer, and one of Canada's Greenest Employers, in reports released by Mediacorp Inc.

•	Recognized as one of Canada's 50 Most Engaged Workplaces for 2018 by Achievers.

•	Achieved female representation of 30% for executive positions of Vice President and above.

•
Named to the 2018 Bloomberg Gender-Equality Index (GEI) in January 2018, which shared data on over 100 companies who lead in gender equality around the world. The GEI looks at our internal statistics, policies, engagement, and other gender-conscious programs that reflect our commitment to advancing women in the workplace and marketplace.

Be a strong, socially responsible leader in our communities across Canada

•	Invested over $60 million in our communities through cash and in-kind donations to various charitable organizations and causes.

•
Awarded 313 scholarships through our community partners and to dependents of our hard-working employees. Additionally, this program provided 105 grants to community organizations across the country that provide innovative and educational programs for youth.

•
Volunteered over 20,000 hours to local charities across Canada, including through our first-ever Give Together Volunteer Days, where team members gave over 10,000 hours of support to over 50 charitable organizations.

•	Raised over $2.5 million from our second annual employee giving campaign, Give Together Month, where Rogers matched employee donations to the charity of their choice, up to $1,000 each.

•
Released Rogers’ 2018 Transparency Report, which outlines how we share customer information in response to requests from legal authorities as part of our obligation to contribute to public safety while protecting our customers' privacy.

•
Expanded access to Connected for Success, a program offering access to affordable, high-speed Internet to over 200,000 low-income Canadian households through 300 subsidized housing partners across our cable footprint.

•	Became a participating partner in Connecting Families, a low-cost Government of Canada Internet initiative.

Other highlights

•	Declared a quarterly dividend of $0.48 per each outstanding Class A Voting Share and Class B Non-Voting Share during 2018.

•	Issued US$750 million 30-year 4.3% senior notes and fully hedged the foreign exchange risk. We received net proceeds of $938 million from the issuance.

•
Ended the year with approximately $2.4 billion of available liquidity, including $1.6 billion available under our bank and letter of credit facilities, $0.4 billion available under our $1.05 billion accounts receivable securitization program, and $0.4 billion in cash and cash equivalents.

•
In April 2018, the TSX accepted a notice of our intention to commence a NCIB program (2018 NCIB) that allowed us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that could be purchased under the NCIB for an aggregate purchase price of $500 million. We did not repurchase any shares during the year ended December 31, 2018.

Rogers Communications Inc.	11	Fiscal 2019

2017 Highlights

Effective January 1, 2018, we adopted IFRS 15, Revenue from contracts with customers (IFRS 15), and IFRS 9, Financial instruments (IFRS 9). We adopted these standards retrospectively and restated our 2017 financial results accordingly. The financial highlights included below for 2017 have not been restated in accordance with IFRS 15 or IFRS 9.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Attracted our highest number of postpaid net additions and realized our lowest annual postpaid churn rate since 2010.

•
Introduced Data Bytes for Fido mobile, giving new and existing Fido Pulse plan customers an additional hour of data, five times per billing cycle, at no extra charge. With this feature, customers can activate their data session and start streaming, searching, and sharing, worry-free.

•
Launched Stream Saver, part of our worry-free data management objective that allows users to get more out of their data plan by switching video streaming settings between high definition and standard definition.

•	Launched Social Media Security by Rogers, a cloud-based solution that allows Canadian businesses to better safeguard their social media accounts.

Invest in our networks and technology to deliver leading performance and reliability

•	Augmented sections of our existing LTE network with 4.5G technology investments that are designed to migrate to a 5G environment.

•
Initiated a program to upgrade our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. This program will lower the number of homes passed per node, will incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience, and will lay the foundation to evolve to fibre-to-the-home.

•	Launched LTE-Advanced (LTE-A) service in many communities in Manitoba, including Winnipeg, Brandon, Portage La Prairie, Churchill, and more. We also expanded other cellular services in Manitoba.

•	Expanded LTE wireless service in Alberta; expanded LTE wireless service and implemented network improvements in several communities across British Columbia.

•	Extended our 700 MHz LTE network reach to 92% of Canada’s population and extended our overall LTE coverage to 96% of the population.

•	Recognized as the fastest ISP in both Ontario and Canada between July 2016 and May 2017, according to PCMag's Speed Index.

Deliver innovative solutions and compelling content that our customers will love

•	For the third consecutive year, Sportsnet was ranked Canada's number-one sports media brand and Canada’s number-one specialty network.

•
Successfully completed the third year of our exclusive 12-year national NHL Agreement while bringing the NHL to more Canadians than ever before with our 2016-2017 NHL season being our most successful NHL season to date.

•
Extended, for seven additional years, our sublicensing arrangement with CBC for English broadcasts of Hockey Night in Canada and the Stanley Cup playoffs, beginning with the 2019-2020 season. CBC will continue to broadcast nationally-televised regular season games on Saturday night, plus all four rounds of the Stanley Cup playoffs.

•
Achieved excellent radio ratings across Canada, including 98.1 CHFI and 680 NEWS in Toronto, where they were the city's number-one radio and news stations, respectively, for the key demographic between ages 25 and 54.

•
Added four new 4K services to our lineup, allowing our customers to watch some of the world’s biggest artists, concerts, movies, and events in 4K, in addition to more than 100 Toronto Blue Jays, NHL, and NBA games.

•	Launched OMNI Regional across the country, a new television service providing Canada’s diverse language communities with access to vital news and information programming.

•
Launched CityNews in Edmonton and Winnipeg, and announced upcoming CityNews launches in Vancouver, Calgary, and Montreal, offering a fresh approach to local news that provides viewer-based content with original stories that reflect these communities.

Rogers Communications Inc.	12	Fiscal 2019

Drive profitable growth in all the markets we serve

•	100% achievement of our 2017 guidance on selected full-year metrics.

•	Adjusted EBITDA margin expansion of 90 basis points. This increase was primarily driven by Wireless, with a 130 basis point expansion, and Cable, with a 90 basis point expansion.

•	Achieved our best annual Wireless service revenue growth and adjusted EBITDA growth since 2009.

Develop our people and a high performance culture

•	Achieved an employee engagement score of 79%.

•
Recognized in November 2017, for the fifth year in a row, as one of Canada's Top 100 Employers for 2018, and in January 2017, for the eighth year in a row, as a Top Employer for Young People, by the editors of Canada’s Top 100 Employers.

•
Selected as one of Canada's Best Diversity Employers for 2017, for the fifth year in a row, in a report released by Mediacorp Inc. in March 2017, in recognition of our efforts to promote diversity and inclusion in the workplace.

•	Named one of Canada’s Greenest Employers for 2017, for the fifth year in a row, by the editors of Canada’s Top 100 Employers in April 2017.

•
Named one of the 50 Best Corporate Citizens in Canada by Corporate Knights in June 2017, an award that recognizes employers that incorporate social, economic, and ecological benefits and costs in their normal course of business.

Be a strong, socially responsible leader in our communities across Canada

•	Invested $64 million in our communities through cash and in-kind donations to various charitable organizations and causes.

•
Launched the Ted Rogers Scholarship Fund and awarded 307 scholarships through our community partners and to dependents of our hard-working employees. This program also included 65 grants to community organizations across the country that provide innovative and educational programs for youth.

•
Released Rogers’ 2017 Transparency Report, which outlines how we share customer information in response to requests from legal authorities. We are committed to protecting our customers’ privacy and fulfilling our obligation as a good corporate citizen to follow the law and contribute to public safety.

•	Launched a new annual employee giving campaign, Give Together Month, where Rogers matched employee donations to the charity of their choice, up to $1,000 each. In total, $2.2 million was raised.

•
Expanded Connected for Success, a program offering access to affordable, high-speed Internet to 150,000 low-income Canadian households through 200 subsidized housing partners across our cable footprint.

Other highlights

•	Declared a quarterly dividend of $0.48 per each outstanding Class A Voting Share and Class B Non-Voting Share during 2017.

•
Ended the year with approximately $2.7 billion of available liquidity, including $2.3 billion available under our bank and letter of credit facilities and $0.4 billion available under our $1.05 billion accounts receivable securitization program.

ITEM 4.2 – SIGNIFICANT ACQUISITIONS

N/A

Rogers Communications Inc.	13	Fiscal 2019

ITEM 5 – Narrative Description of the Business

ITEM 5.1 – GENERAL – BUSINESS OVERVIEW

This section incorporates by reference the following sections contained in our 2019 MD&A:

About Rogers	19
Understanding Our Business	22
Wireless	22
Cable	22
Media	22
Products and Services	22
Wireless	22
Cable	22
Media	23
Other	23
Other Investments	23
Competition	23
Wireless	24
Cable	24
Media	25
Industry Trends	25
Our Strategy, Key Performance Drivers, and Strategic Highlights	27
Capability to Deliver Results	32
Employees	45
Commitments and Contractual Obligations	61

PROPERTIES, TRADEMARKS, ENVIRONMENTAL, AND OTHER MATTERS
In most instances, the Company, through its subsidiaries, owns the assets essential to its operations. Our major fixed assets are:

•
transmitters; microwave systems; antennae; buildings; electronic transmission, receiving, and processing accessories; and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities, and cell equipment);

•
coaxial and fibre optic cables; set-top terminals, cable modems, and home monitoring equipment; electronic transmission, receiving, processing, digitizing, and distributing equipment; IP routers; data storage servers and network management equipment; and microwave equipment and antennae; and

•	radio and television broadcasting equipment (including television cameras and television and radio production facilities and studios).

We either own or license the operating systems and software related to these assets. We also lease various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable distribution system. We either own or lease land or premises for the placement of hub sites, head-ends, switches, and space for other portions of the cable distribution system. We also lease premises and space on buildings for the placement of antenna towers. We have highly clustered and technologically advanced broadband cable networks in the provinces of Ontario, New Brunswick, and on the island of Newfoundland.

We operate a North American transcontinental fibre-optic network extending 76,000 kilometres, providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key US markets for the exchange of data and voice traffic, also known as peering.

We own or have licensed various brands and trademarks used in our businesses. Certain of our trade names and properties are protected by trademark and/or copyright. We maintain customer lists for our businesses. Our intellectual property, including our trade names, brands, properties, and customer lists, is important to our operations.

In 2019, we spent approximately $0.3 million relating to environmental protection and management requirements. Environmental protection and management requirements applicable to our operations are not expected to have a significant effect on our capital expenditures, earnings, or competitive position in the current or future fiscal years.

Rogers Communications Inc.	14	Fiscal 2019

ITEM 5.2 – RISK FACTORS

The following section is incorporated by reference herein: “Risks and Uncertainties Affecting Our Business” contained on pages 66 to 73 of our 2019 MD&A.

ITEM 6 – Dividends

ITEM 6.1 – DIVIDENDS

In January 2020, the RCI Board of Directors (the Board) declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 1, 2020, to shareholders of record on March 10, 2020.

The table below shows when dividends have been declared and paid on the Class A Voting Shares and Class B Non-Voting Shares for the three most recently completed financial years.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 24, 2019	March 12, 2019	April 1, 2019	0.50	257
April 18, 2019	June 10, 2019	July 2, 2019	0.50	256
June 5, 2019	September 9, 2019	October 1, 2019	0.50	256
October 23, 2019	December 11, 2019	January 2, 2020	0.50	253

January 25, 2018	March 12, 2018	April 3, 2018	0.48	247
April 19, 2018	June 11, 2018	July 3, 2018	0.48	247
August 15, 2018	September 14, 2018	October 3, 2018	0.48	247
October 19, 2018	December 11, 2018	January 3, 2019	0.48	247

January 26, 2017	March 13, 2017	April 3, 2017	0.48	247
April 18, 2017	June 12, 2017	July 4, 2017	0.48	247
August 17, 2017	September 15, 2017	October 3, 2017	0.48	247
October 19, 2017	December 11, 2017	January 2, 2018	0.48	247

Rogers Communications Inc.	15	Fiscal 2019

ITEM 7 – Description of Capital Structure

ITEM 7.1 – GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The information required under the heading General Description of Capital Structure is contained in the 2019 Audited Consolidated Financial Statements, Note 24, and is incorporated herein by reference.

Each Class A Voting Share of RCI carries the right to fifty votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B Non-Voting Shares of RCI and any series of preferred shares of RCI are entitled to receive notice of and to attend meetings of shareholders of RCI, but except as required by law or stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting Shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under RCI’s constating documents. If an offer is made to purchase both Class A Voting Shares and Class B Non-Voting Shares, the offer for the Class A Voting Shares may be made on different terms than the offer made to the holders of Class B Non-Voting Shares.

ITEM 7.2 – CONSTRAINTS

RESTRICTIONS ON THE TRANSFER, VOTING, AND ISSUE OF SHARES
We have ownership interests in several Canadian entities licensed or authorized to operate under applicable communications laws (the Laws) including the:

•	Broadcasting Act (Canada);

•	Telecommunications Act (Canada); and

•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary. The Laws also impose a number of restrictions on changes in effective control of licensees or authorized entities, and the transfer of licences held by them. RCI’s Articles of Amalgamation therefore impose restrictions on the issue and transfer of its shares and the exercise of voting rights to ensure that we, and any corporation existing in a Canadian jurisdiction in which we have an interest, are:

•	qualified to hold or obtain any cable television, broadcasting, or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates, or affiliates under the Laws.

If the Board considers that its or its subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles of Amalgamation on transfer, voting, and issue of our shares.

ITEM 7.3 – RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged, and compensated, each of S&P Global Ratings Services (S&P), Moody's Investors Service (Moody's), and Fitch Ratings (Fitch) to rate certain of our public debt issues. During the last two years, we have made an annual payment of less than $100,000 to a credit rating organization for an information service other than a credit rating service. Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2019.

Issuance	S&P	Moody’s	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged for the year.

[2]	We have not sought a rating from Fitch for our short-term obligations.

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P and Fitch) or Aaa (Moody's), representing the highest quality of securities rated, to D (S&P), Substantial Risk (Fitch), and C (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch) or Baa3 (Moody's) to AAA (S&P and Fitch) or Aaa (Moody's).

Rogers Communications Inc.	16	Fiscal 2019

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P), F1+ (Fitch), or P-1 (Moody's), representing the highest quality of securities rated, to C (S&P and Fitch), and not prime (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), F3 (Fitch), or P-3 (Moody's) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, and Moody's are investment-grade ratings.

ITEM 8 – Market for Securities

Class B Non-Voting Shares (CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange under the symbol RCI.B and in the United States on the New York Stock Exchange under the symbol RCI. Class A Voting Shares (CUSIP # 775109101) are listed on the Toronto Stock Exchange under the symbol RCI.A.

ITEM 8.1 – TRADING PRICE AND VOLUME

The following table sets forth, for the periods indicated, the reported high, low, and close prices and volume traded on the Toronto Stock Exchange for Class B Non-Voting Shares and Class A Voting Shares.

RCI.B
Month	High ($)	Low ($)	Close ($)	Volume
2019/01	73.65	68.83	71.08	20,792,932
2019/02	73.82	70.66	72.71	13,324,025
2019/03	73.16	68.38	71.87	29,485,814
2019/04	72.89	65.40	67.45	24,471,000
2019/05	71.87	67.69	71.11	22,359,263
2019/06	71.90	68.34	70.10	21,578,707
2019/07	71.78	67.70	68.51	16,226,629
2019/08	70.09	64.61	65.91	19,168,154
2019/09	67.87	64.42	64.53	22,675,678
2019/10	66.73	60.06	62.01	30,176,882
2019/11	64.54	61.50	64.42	24,957,932
2019/12	65.53	62.60	64.48	22,142,357

RCI.A
Month	High ($)	Low ($)	Close ($)	Volume
2019/01	72.99	69.50	71.00	24,686
2019/02	74.15	71.05	72.84	14,157
2019/03	73.29	68.50	72.40	25,719
2019/04	72.57	65.55	67.45	47,380
2019/05	71.89	67.32	71.35	26,887
2019/06	71.99	69.20	69.99	8,575
2019/07	71.79	68.00	68.03	7,675
2019/08	71.43	64.09	65.95	14,608
2019/09	67.75	64.38	65.23	23,685
2019/10	66.91	61.00	62.95	58,042
2019/11	68.40	61.86	66.01	113,873
2019/12	67.25	63.26	65.25	44,424

ITEM 8.2 – PRIOR SALES

In April 2019, we issued $1.0 billion 10-year 3.25% senior notes and US$1.25 billion 30-year 4.35% senior notes. In November 2019, we issued US$1.0 billion 30-year 3.7% senior notes.

Rogers Communications Inc.	17	Fiscal 2019

ITEM 9 – Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

N/A

ITEM 10 – Directors and Officers

ITEM 10.1 - Name, Occupations and Security Holding

Set forth below is information regarding the directors and senior executive officers of RCI as at March 5, 2020, including their city, province or state, and country of residence, and their principal occupation(s) within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board.

Name	Position
Directors
Edward S. Rogers (2)(3)(7)(8)(9)	Director, Chair of RCI, and Chair of the Rogers Control Trust
Philip B. Lind, C.M. (9)	Director, Vice Chair of RCI, and member of the Advisory Committee of the Rogers Control Trust
Melinda M. Rogers (3)(6)(7)(8)(9)	Director, Deputy Chair of RCI, and Vice Chair of the Rogers Control Trust
Joe Natale	Director, President and Chief Executive Officer
Bonnie R. Brooks, C.M. (4)(5)(6)	Director
John H. Clappison, FCPA, FCA (1)(2)(4)	Lead Director
Robert Dépatie (3)(4)(5)	Director
Robert J. Gemmell (1)(6)(7)	Director
Alan D. Horn, CPA, CA (2)(6)(7)(9)	Director and member of the Advisory Committee of the Rogers Control Trust
John A. MacDonald (1)(3)(5)(10)	Director
Isabelle Marcoux, C.M. (4)(5)	Director
The Hon. David R. Peterson, PC, QC (3)(6)	Director
Loretta A. Rogers (8)(9)	Director and member of the Advisory Committee of the Rogers Control Trust
Martha L. Rogers (8)(9)	Director and member of the Advisory Committee of the Rogers Control Trust
Senior Executive Officers
Joe Natale	Director, President and Chief Executive Officer
Eric P. Agius	Chief Customer Officer
Jordan R. Banks	President, Media
Lisa L. Durocher	Chief Digital Officer
Jorge Fernandes	Chief Technology and Information Officer
Philip J. Hartling	President, Connected Home
Brent R. Johnston	President, Wireless
Graeme McPhail	Chief Legal and Regulatory Officer and Secretary
Sevaun T. Palvetzian	Chief Communications Officer
Dean Prevost	President, Rogers for Business
James M. Reid	Chief Human Resources Officer
Anthony Staffieri, FCPA, FCA	Chief Financial Officer

(1)	Denotes member of Audit and Risk Committee

(2)	Denotes member of Executive Committee

(3)	Denotes member of Nominating Committee

(4)	Denotes member of Corporate Governance Committee

(5)	Denotes member of Human Resources Committee

(6)	Denotes member of Pension Committee

(7)	Denotes member of Finance Committee

(8)
Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers, and Melinda M. Rogers are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders” in RCI’s 2019 Information Circular available on SEDAR at sedar.com.

(9)
Voting control of RCI is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders” in RCI’s 2019 Information Circular available on SEDAR at sedar.com. Each of the individuals that are noted above as holding positions with the Rogers Control Trust have held such positions since December 2008.

(10)
Mr. MacDonald was a director of Magor Corporation (“Magor”) when it proactively filed a Notice of Intention to Make a Proposal pursuant to the provisions of the Bankruptcy and Insolvency Act on November 30, 2016. On July 11, 2017, Magor completed the sale of its wholly-owned subsidiary, Magor Communications Corp. (MCC), to N. Harris Computer Corporation. The transaction was approved by the Ontario Superior Court of Justice and Magor and MCC's creditors under the Bankruptcy and Insolvency Act. Magor ceased operations following the transaction.

Rogers Communications Inc.	18	Fiscal 2019

Edward S. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers has served as Chair of the Board of RCI since January 2018. Prior to that, he served as Deputy Chair of RCI from September 2009. Mr. Rogers is also Chair of the Rogers Bank, Chair of the Toronto Blue Jays, and is on the Board of Directors of Maple Leaf Sports & Entertainment, Cablelabs, and the Toronto SickKids Foundation. He is the Rogers Control Trust Chair and a member of the Advisory Committee of the Rogers Control Trust. Mr. Rogers served in various management positions at Rogers Communications for over 20 years, including as President of Rogers Cable Inc. After graduating from the University of Western Ontario, Mr. Rogers spent three years with Comcast Corporation. Mr. Rogers was a member of the Economic Council of Canada from 2010 to 2013.

Philip B. Lind, C.M. resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Lind is non-executive Vice Chair of the Board of RCI and was Executive Vice President, Regulatory until his retirement in December 2014. Mr. Lind joined Rogers in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind also serves as a director of the Vancouver Art Gallery and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the US and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation and The US Cable Center, Denver. Mr. Lind holds a B.A. in Political Science and Sociology from the University of British Columbia and a M.A. in Political Science from the University of Rochester. In 2002, Mr. Lind received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada. In 2012, Mr. Lind was inducted into the US Cable Hall of Fame, the third Canadian to be so honoured.

Melinda M. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002. Ms. Rogers has served as Deputy Chair of the Board of RCI since January 2018 and as Vice Chair of the Rogers Control Trust since 2008. Ms. Rogers was appointed a director of Rogers Bank on December 31, 2017. Ms. Rogers has held progressively senior roles at Rogers since joining the Company in 2000. Most recently, she was Founder of Rogers Venture Partners from 2011 to 2018. She also served as Senior Vice President, Strategy and Development from 2006 to 2014, Vice President, Strategic Planning & Venture Investments from 2004 to 2006, and Vice President, Venture Investments from 2000 to 2004. Ms. Rogers serves on the board of Maple Leaf Sports and Entertainment and is Chair of Jays Care Foundation. Ms. Rogers holds a B.A. from the University of Western Ontario and a M.B.A. from Joseph L. Rotman School of Management at the University of Toronto. Ms. Rogers was awarded an honorary doctorate from Huron University College at Western University in November 2018.

Bonnie R. Brooks, C.M. resides in Toronto, Ontario, Canada and Florida, USA, and has been a director of RCI since April 2015. Ms. Brooks has more than 30 years of executive leadership in retail, customer service, product, and marketing in North America, Asia, and the United Kingdom. Ms. Brooks was appointed CEO and President of Chicos FAS Inc. in July 2019, and has served as a director since 2016. Ms. Brooks was the Vice Chair of Hudson’s Bay Company (Saks Fifth Avenue, Lord and Taylor USA, Kaufhof Galleria Germany, and Hudson’s Bay Canada) from February 2014 to December 2016. Ms. Brooks joined Hudson’s Bay in September 2008 as CEO and President and in January 2012, was appointed President of Hudson’s Bay Company for both Hudson’s Bay and Lord and Taylor in the US. Ms. Brooks is a trustee of Riocan Real Estate Investment Trust. She is the former Chair of the Board of Trustees of the Royal Ontario Museum. Ms. Brooks is a recipient of the Queen Elizabeth II Diamond Jubilee Medal for her role in philanthropy and in supporting the Canadian Olympic Association and in December 2016, Ms. Brooks was appointed to the Order of Canada. Ms. Brooks holds a M.B.A. from the University of Western Ontario and three honorary doctorate degrees from Canadian universities.

John H. Clappison, FCPA, FCA resides in Toronto, Ontario, Canada and has served as Lead Director since April 2018, and a director of RCI since June 2006. Mr. Clappison joined the firm of Price Waterhouse in 1968. He became a Partner of the firm in 1980 and in 1990 became Managing Partner of the Greater Toronto Area office, a position he continued to hold after the merger of Price Waterhouse with Coopers & Lybrand to form PricewaterhouseCoopers in 1998, until he retired in 2005. Mr. Clappison is a Chartered Professional Accountant, Chartered Accountant, and a Fellow of the Chartered Professional Accountants of Ontario.

Robert Dépatie resides in Rosemère, Quebec, Canada and has been a director of RCI since April 2017. Mr. Dépatie has been the strategic advisor for Robert Depatie & Associates Inc. since July 2015. Prior to that, from February 2015 to June 2015, Mr. Dépatie was President of Groupe St-Hubert. Mr. Dépatie was President and CEO of Quebecor Inc. and Quebecor Media Inc. from May 2013 to April 2014, as well as President and CEO of Vidéotron ltée from June 2003 to May 2013. He joined Vidéotron ltée in December 2001 as Senior Vice President, Sales, Marketing and Customer Service. Mr. Dépatie is a director of Sportscene Group Inc. and Attraction média inc.

Robert J. Gemmell resides in Oakville, Ontario, Canada and has been a director of RCI since April 2017. Mr. Gemmell has spent 25 years as an investment banker in the United States and in Canada. Mr. Gemmell was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell holds a B.A. from Cornell University, a LL.B from Osgoode Hall Law School, and a M.B.A. from Schulich School of Business.

Rogers Communications Inc.	19	Fiscal 2019

Alan D. Horn, CPA, CA resides in Toronto, Ontario, Canada and is President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies that control RCI. Mr. Horn served as Chair of the Board of RCI from March 2006 to December 2017. Mr. Horn also served as Interim President and Chief Executive Officer of the Company from October 2016 to April 2017 and from October 2008 to March 2009. Mr. Horn served as Vice President, Finance and Chief Financial Officer of the Company from September 1996 to March 2006. He also serves as a director of CCL Industries Inc., Fairfax India Holdings Corporation, and Trilogy International Partners Inc. Mr. Horn, a Chartered Professional Accountant and Chartered Accountant, is a member of the Advisory Committee of the Rogers Control Trust. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

John A. MacDonald resides in Toronto, Ontario, Canada and has been a director of RCI since April 2012. Mr. MacDonald was President, Enterprise Division of MTS Allstream when he retired in December of 2008. In November 2002, Mr. MacDonald joined AT&T Canada as President and Chief Operating Officer. The company was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. Previously, Mr. MacDonald served as President and Chief Executive Officer of Leitch Technology Corp. Prior to that, he was with Bell Canada from 1994 to 1999, serving first as Executive Vice President, Business Development and Chief Technology Officer before becoming President and COO in 1998. Mr. MacDonald began his career in 1977 at NBTel, the major supplier of telecommunications services in New Brunswick, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald serves as a director of Amdocs Limited and BookJane Inc. Mr. MacDonald holds a B.Sc. in electrical engineering from Dalhousie University and a B.A. in Engineering from the Technical University of Nova Scotia.

Isabelle Marcoux, C.M. resides in Montreal, Quebec, Canada and has been a director of RCI since April 2008. Ms. Marcoux was appointed Chair of the Board of Transcontinental Inc. in February 2012. Prior to being appointed Chair of the Board, Ms. Marcoux was Vice Chair from 2007 and Vice President, Corporate Development from 2004. Between 1997 and 2004, Ms. Marcoux held various senior positions at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux serves as a director of Power Corporation of Canada. Ms. Marcoux has been a director of Montreal Children’s Hospital Foundation since 2015 and is a Co-chair of the 2019-2026 Capital Campaign. In 2019, Ms. Marcoux was appointed Member of the Order of Canada. In 2018, Ms. Marcoux became a member of the Advisory Board of McGill University’s Faculty of Law and Chair of the Major Donors’ Circle for Centraide of Greater Montreal. Ms. Marcoux joined the “Club des entrepreneurs” of the Quebec Employers Council, recognizing her exceptional contribution to Quebec’s economic development. In 2017, Ms. Marcoux was inducted into the Women’s Executive Network (WXN) Hall of Fame and was awarded the Visionary Award for Strategic Leadership presented by the Women Corporate Directors Foundation. In 2016, Ms. Marcoux was awarded the Medal of the National Assembly of Quebec, recognizing the impact of her continuous community involvement, and was recognized as one of Canada's 100 Most Powerful Women by the WXN. Ms. Marcoux holds a B.A. in Economics and Political Sciences and a B.A. in Civil Law, both from McGill University.

The Hon. David R. Peterson, PC, QC resides in Toronto, Ontario, Canada and has been a director of RCI since April 1991. Mr. Peterson is Chairman Emeritus of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson serves as a director of Franco-Nevada Corporation. Mr. Peterson is Chancellor Emeritus of the University of Toronto, Chairman of the Organizing Committee for the 2015 Pan Am Games, is a director of St. Michael’s Hospital Foundation, and is on the Board of Governors of Stratford Festival. Mr. Peterson holds a B.A. from the University of Western Ontario, a LL.B from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992. Mr. Peterson served as Premier of the Province of Ontario from 1985 to 1990.

Loretta A. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers is the former President of the Canadian Lyford Cay Foundation and remains a Board member, and sits on the Board of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation. Mrs. Rogers holds a B.A. from the University of Miami, an honorary Doctor of Laws from the University of Western Ontario, an honorary Doctor of Laws from Ryerson University, and an honorary Doctor of Laws from the University of Toronto.

Martha L. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since December 2008, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. Ms. Rogers holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards, including as Chair of the Rogers Foundation, and as a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice, and is Chair of Global Poverty Project Canada. Ms. Rogers also serves as a director of The Dolphin Project.

Joe Natale resides in Toronto, Ontario, Canada and has served as President and Chief Executive Officer and a director of RCI since April 2017. Previously, Mr. Natale was with TELUS Corporation from 2003 to 2015 where he held a number of senior positions, including President and CEO. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale serves on the board of the CivicAction Leadership Foundation and The Hospital for Sick Children. Mr. Natale holds a BASc degree in Electrical Engineering from the University of Waterloo.

Rogers Communications Inc.	20	Fiscal 2019

Eric P. Agius resides in Markham, Ontario, Canada and has served as Chief Customer Officer since February 2020. Prior to that, he served as Senior Vice President, Customer Care from 2018 to 2020 and as Senior Vice President, Consumer Channels from 2016 to 2018. Mr. Agius is responsible for shaping a unified customer experience across the Company's channels and leading Customer Care. Prior to joining Rogers, Mr. Agius was the Senior Vice President and General Manager of Carter's Canada from 2013 to 2016, and also CEO and President of LG Electronics Canada from 2009 to 2013. Mr. Agius holds a B.A. from McMaster University.

Jordan R. Banks resides in Toronto, Ontario, Canada and has served as President, Media since September 2019. Mr. Banks is responsible for driving strategy and overseeing operations for the Company’s robust portfolio of media assets. Prior to joining Rogers, Mr. Banks was the Managing Director of Facebook and Instagram Canada from 2010 to 2017. In addition, he was the Founder and Managing Partner of Thunder Road Capital from 2008 to 2019. Mr. Banks serves as a director for the Toronto SickKids Foundation, the Canadian Children’s Literacy Foundation, and Cineplex Inc. Mr. Banks holds a B.A. from Western University and a LL.B from Osgoode Hall Law School.

Lisa L. Durocher resides in Toronto, Ontario, Canada and has served as Chief Digital Officer since June 2017. Ms. Durocher was previously Senior Vice President, Digital from August 2016 to June 2017. Ms. Durocher is responsible for the Company’s digital strategy, design, planning, and development for all digital platforms across consumer and enterprise. Prior to joining Rogers, Ms. Durocher was at American Express in New York City, where she held several senior leadership positions from 2002 to 2016, most recently Senior Vice President, Charge and Benefits from June 2013 to August 2016. Ms. Durocher holds an HBA degree from Wilfred Laurier University.

Jorge Fernandes resides in Toronto, Ontario, Canada and has served as Chief Technology and Information Officer since June 2018, and prior to that, as Chief Technology Officer since February 2018. Mr. Fernandes is responsible for the planning, design, engineering, implementation, and operations of the Rogers wireless and wireline networks. Prior to joining Rogers, Mr. Fernandes was Chief Technology Officer at Vodafone, U.K. from January 2015 to January 2018. Before that, Mr. Fernandes was Chief Technology Officer and a board member of Vodafone Turkey from November 2011 to December 2014 and Chief Technology Officer and a board member of Vodafone Portugal from November 2008 to October 2011. Between 2002 and 2008, Mr. Fernandes held various director-level positions within Vodafone’s operating companies in Portugal and the U.K. Mr. Fernandes holds a Licentiate degree in Economics and Business Management from Autonomous University of Lisbon and he completed the Católica Lisbon/Kellogg School of Management Advanced Management Program.

Philip J. Hartling resides in Schomberg, Ontario, Canada and has served as President, Connected Home since February 2019, and prior to that, as President, Residential since June 2018. He also served as Interim President, Consumer from December 2017 to June 2018. Mr. Hartling is responsible for the Company’s residential business, including strategy, product development, marketing, customer experience, sales channels and customer care operations, pricing, and customer base management. Between 2005 and 2017, Mr. Hartling held various senior leadership positions within Rogers, in both operational and strategic functions. Most recently, Mr. Hartling was Senior Vice President, Commercial Strategy since November 2015, accountable for driving success in value management, pricing, and customer investment. Mr. Hartling joined the Company in 2005 when it acquired Sprint Canada, where he held a number of senior positions in marketing, sales, and customer service since August 2000, including the role of Senior Vice President, Consumer Services. Mr. Hartling holds a MPA and a B.Comm from Dalhousie University.

Brent R. Johnston resides in Toronto, Ontario, Canada and has served as President, Wireless since June 2018. Mr. Johnston is responsible for leading the Company’s consumer wireless business. Prior to joining Rogers, Mr. Johnston was Senior Managing Director at Apple Canada from February 2016 to May 2018. Previously, he was at TELUS Corporation for eleven years, acting in various wireless marketing roles, most recently as Senior Vice President, Consumer Marketing from May 2014 to January 2016. Mr. Johnston is a member of the Board of Governors of JA Central Ontario. Mr. Johnston holds a B.Eng. from Princeton University and a M.Sc.Eng. from Stanford University.

Graeme McPhail resides in Toronto, Ontario, Canada and has served as Chief Legal and Regulatory Officer and Secretary since June 2018. Mr. McPhail oversees legal, regulatory, and government relations at Rogers. He has a wide breadth of experience in telecommunications, with three decades specializing in complex transactions and joint ventures. Mr. McPhail joined Rogers in 1991 as Legal Counsel, and held successively more senior positions, most recently Senior Vice President, Legal & General Counsel. Mr. McPhail is a director of Glentel Inc. and the Canadian Wireless Telecommunications Association.

Sevaun T. Palvetzian resides in Toronto, Ontario, Canada and has served as Chief Communications Officer since February 2020. Ms. Palvetzian oversees the communications and corporate social responsibility programs at Rogers. Prior to joining Rogers, Ms. Palvetzian served for six years as CEO of CivicAction from 2014 to 2020. Prior to that, she held senior leadership positions within the Ontario government from 2004 to 2014, including leading communications for a major government ministry and leading the project team for Trillium Park, the Toronto waterfront greenspace development. Ms. Palvetzian serves on the boards of Waterfront Toronto, NEXT Canada, and the Ivey Business School Leadership Advisory Council. Ms. Palvetzian holds M.A. History and B.A. (hons) degrees from Western University and has completed executive programs at the Harvard Business School and Ivey Business School at Western University.

Rogers Communications Inc.	21	Fiscal 2019

Dean Prevost resides in Calgary, Alberta, Canada and has served as President, Rogers for Business (formerly President, Enterprise) since September 2017. Mr. Prevost is responsible for delivering wireless, wireline, and data centre products and solutions to small, medium, large, and public sector businesses across Canada. Prior to joining Rogers, Mr. Prevost was at Hi-Pro Feeds, where he was CEO from 2014 to 2017. Mr. Prevost held various senior executive positions at AT&T Canada/MTS Allstream from 1997 to 2013, including five years as President from 2009 to 2013. Mr. Prevost is the Chair of the Board of Trustees for JUMP Math, a charitable organization that helps children love and succeed at math. Mr. Prevost holds a M.B.A. from Harvard University and a B.Comm with distinction from the University of Calgary.

James M. Reid resides in Toronto, Ontario, Canada and has served as Chief Human Resources Officer since August 2011. Mr. Reid is responsible for shaping the talent, culture, and engagement strategy at Rogers. Prior to joining Rogers, Mr. Reid was Head of Global Human Resources at both Husky Injection Molding Systems and MDS Inc. He also served as an officer and pilot in the Canadian Armed Forces. Mr. Reid holds a B.Sc. from the Royal Roads Military College and a M.B.A. from McMaster University.

Anthony Staffieri, FCPA, FCA resides in Toronto, Ontario, Canada and has served as Chief Financial Officer since April 2012. Prior to joining Rogers, Mr. Staffieri was Senior Vice President for Bell Canada Enterprises (BCE). He joined BCE in 2005 from Celestica International Inc., where he served in various senior executive roles from 1999 to 2005. Mr. Staffieri was a Partner with PricewaterhouseCoopers, where he began his career, leaving the firm in 1999 to join the executive leadership team of Celestica. Mr. Staffieri serves as a board member for several of the Company’s subsidiaries and affiliates, including Rogers Bank, the Toronto Blue Jays, and MLSE. He also serves Ryerson University as Vice Chair of their Board of Governors and Chair of their Executive Committee. He is a Chartered Professional Accountant, Chartered Accountant, as well as a Fellow of the Chartered Professional Accountants of Ontario. Mr. Staffieri holds a B.B.A. from the Schulich School of Business.

As at December 31, 2019, RCI’s directors and executive officers as a group owned, directly or indirectly, an aggregate of 108,838,318 Class A Voting Shares, representing approximately 97.9% of the issued and outstanding Class A Voting Shares. Certain directors have positions with, or are beneficiaries of, the Rogers Control Trust, which holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family. See “Outstanding Shares and Main Shareholders” in RCI’s 2019 Information Circular available on SEDAR at sedar.com.

COMPOSITION OF THE BOARD
The Board currently has 14 members.

Independent Directors
The Board is responsible for determining whether a director is “independent” within the meaning of National Instrument 58-101 - "Disclosure of Corporate Governance Practices" (NI 58-101). Certain directors may be principals of, partners in, or hold other positions with entities that provide legal, financial, or other services to us. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations regarding whether or not a direct or indirect business, commercial, banking, consulting, professional, or charitable relationship a director may have with RCI or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of our website at investors.rogers.com/corporate-governance.

Based on the information provided by each director and the recommendations of the Corporate Governance Committee, the Board has determined that the following directors are independent in accordance with the requirements of NI 58-101 and the standards referred to above. In making this determination, the Board considered all of the relationships that each director has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the director’s independent judgment.

Bonnie R. Brooks, C.M.
John H. Clappison, FCPA, FCA
Robert Dépatie
Robert J. Gemmell
John A. MacDonald
Isabelle Marcoux, C.M.
The Hon. David R. Peterson, PC, QC

Prior to Mr. Burgess’ resignation from the Board effective November 20, 2019, a majority of our directors were independent during 2019, while currently half of the directors are independent. The Board currently intends to nominate proposed directors that would result in a majority of independent directors, if all those nominated are elected at the upcoming annual general shareholder meeting.

Rogers Communications Inc.	22	Fiscal 2019

Lead Director
Pursuant to the Board Charter, the Board has appointed John H. Clappison as Lead Director. The Lead Director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. Shareholders wishing to contact the Lead Director may write to the Lead Director, in care of the Corporate Secretary, at the head office of the Company, 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada.

BOARD COMMITTEES
The Board has seven permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between the significant shareholder and us or between our subsidiaries and us. In those cases, the committee would consist entirely of independent directors who have no relationship to us or to the significant shareholder other than as a director. Charters for the various Board committees can be reviewed in the Corporate Governance section of our website at investors.rogers.com/corporate-governance.

CONTROLLED COMPANY EXEMPTION
The NYSE listing standards require a listed company to have, among other things, (i) a nominating committee consisting entirely of independent directors, and (ii) a majority of independent directors on the board. The rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group, or other company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit and Risk Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption with regards to membership of the nominating committee. Prior to Mr. Burgess’ resignation from the Board effective November 20, 2019, a majority of our directors were independent, while currently half of the directors are independent. The Board currently intends to nominate proposed directors that would result in a majority of independent directors, if all those nominated are elected at the upcoming annual general shareholder meeting.

FOREIGN PRIVATE ISSUER STATUS
Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Appointment of Auditors
The NYSE listing standards require the audit committee of a US company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the British Columbia Business Corporations Act, our auditors are to be appointed by the shareholders at the annual general meeting of RCI. Our Audit and Risk Committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

Shareholder Approval of Equity Compensation Plans
The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

CORPORATE GOVERNANCE PRACTICES
The Board endorses the principle that our corporate governance practices are a fundamental part of our proper functioning as a corporation. The Board believes that these corporate governance practices enhance the interests of our security holders, employees, customers, and of others dealing with us. Our Statement of Corporate Governance Practices can be reviewed in the Corporate Governance section of our Company’s website at investors.rogers.com/corporate-governance.

ITEM 10.2 - Cease Trade Orders, Bankruptcies, Penalties, or Sanctions

To our knowledge, based on information supplied by the directors and executive officers, none of our directors or senior executive officers, or a shareholder holding a sufficient number of securities to affect materially the control of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company that: (i) while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets, except as follows:

1.
Mr. MacDonald was a director of Magor Corporation (Magor) when it proactively filed a Notice of Intention to Make a Proposal pursuant to the provisions of the Bankruptcy and Insolvency Act on November 30, 2016. On July 11, 2017, Magor completed the sale of its wholly-owned subsidiary, Magor Communications Corp. (MCC), to N. Harris Computer Corporation. The transaction was approved by the Ontario Superior Court of Justice and Magor and MCC's creditors under the Bankruptcy and Insolvency Act. Magor ceased operations following the transaction.

None of our directors or executive officers, or a shareholder holding a sufficient number of securities to affect materially the control of the Company has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, officer, or shareholder.

ITEM 10.3 - Conflicts of Interest

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Policy for directors, officers, and employees, which we refer to as the Codes. The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee (in the case of the Business Conduct Policy) or to the Corporate Governance Committee (in the case of the Directors Code of Conduct and Ethics), each of which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

Processes are in place to ensure compliance with the Codes by the Board, officers, and employees, such as distribution of the Business Conduct Policy to our employees and the STAR Hotline, our anonymous whistleblower hotline.

The Codes can be reviewed in the Corporate Governance section of our website at investors.rogers.com/corporate-governance.

ITEM 11 – Promoters

N/A

ITEM 12 – Legal Proceedings and Regulatory Actions

ITEM 12.1 – LEGAL PROCEEDINGS

The following is incorporated by reference herein: “Litigation Risks”, beginning on page 72 of our 2019 MD&A.

ITEM 12.2 – REGULATORY ACTIONS

N/A
ITEM 13 – Interest of Management and Others in Material Transactions

N/A

Rogers Communications Inc.	23	Fiscal 2019

ITEM 14 – Transfer Agents and Registrars

RCI's Canadian Transfer Agent and Registrar is:
AST Trust Company (Canada)
1 Toronto Street, Suite 1200
Toronto, Ontario
M5C 2V6

RCI's United States Transfer Agent and Registrar is:
American Stock Transfer & Trust Company, LLC
6201-15th Ave.
Brooklyn, NY
11219
USA

Shareholders with questions relating to distributions, transfer of shares, lost stock certificates, and/or address changes should be directed to AST Trust Company (Canada):

Tel: 1.800.387.0825 (US and Canada) / 416.682.3860 (Outside North America)
Fax: 1.888.249.6189
E-mail: inquiries@astfinancial.com
Website: www.astfinancial.com/ca-en

By mail:
P.O. Box 700, Station B
Montreal, Quebec
H3B 3K3

By courier:
2001 Boul. Robert-Bourassa, Suite 1600
Montreal, Quebec
H3A 2A6

ITEM 15 – Material Contracts

N/A

ITEM 16 – Interests of Experts

ITEM 16.1 – NAME OF EXPERTS

Our auditor is KPMG LLP, Chartered Professional Accountants, Toronto, Ontario, Canada.

ITEM 16.2 – INTERESTS OF EXPERTS

KPMG LLP is our auditor and has confirmed that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

Rogers Communications Inc.	24	Fiscal 2019

ITEM 17 – Audit and Risk Committee

ITEM 17.1 – AUDIT AND RISK COMMITTEE MANDATE

OUR MAIN RESPONSIBILITIES:

•	overseeing reliable, accurate and clear policies and practices for the preparation of financial reports to shareholders

•	overseeing the design, implementation and review of internal controls - the necessary checks and balances must be in place

•
recommending to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditors' work - the shareholders' auditors report directly to the Audit and Risk Committee (the “Committee”)

•	meeting with Rogers Communications Inc.’s (the “Company”) external and internal auditors and evaluating the effectiveness and independence of each

•
overseeing the establishment and maintenance of processes and controls that ensure the Company is in compliance with both the laws and regulations that apply to it as it relates to financial reporting and risk management

•	reviewing the annual strategic risk assessment, including management’s implementation of risk policies and actions to monitor and control major risk exposures

•	reviewing the Company’s business continuity and disaster recovery plans

•	receiving reports on, and approving, if appropriate, certain transactions with related parties

PURPOSE OF THE AUDIT AND RISK COMMITTEE
The Committee shall assist the Board of Directors (the “Board”) of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	financial reporting processes and the integrity of financial statements provided by the Company to the public;

(ii)	recommending to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditor’s work;

(iii)	the qualifications and performance of internal auditors;

(iv)	the Company’s accounting systems, financial controls and disclosure controls;

(v)	compliance with applicable legal and regulatory requirements; and

(vi)	the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.
In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee as it sees fit, on matters and questions relating to the financial position of the Company and its subsidiaries.

INDEPENDENCE
The Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards.

The members meet regularly without management present.

The members have the authority to engage independent advisors, paid for by the Company, to help the Committee make the best possible decisions on the financial reporting, accounting and risk management policies and practices, disclosure practices and internal controls of the Company.

MEMBERSHIP
The Committee shall be comprised of not less than three members of the Board, each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a)
Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company that, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.

(b)
Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert as defined in accordance with applicable securities laws.

Rogers Communications Inc.	25	Fiscal 2019

(c)
Commitment. In addition to being a member of the Committee and of any audit committee of any affiliate of the Company, if a member of the Committee is also on the audit committee of more than two additional public companies, the Board or the Nominating Committee shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

CHAIR AND SECRETARY
The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual General Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

MEETINGS
The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Committee shall be prepared by the Chair, in consultation with management and the Secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings of the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

REMUNERATION
The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

RESOURCES AND AUTHORITY
The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfill its responsibilities and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the Chief Legal and Regulatory Officer of the Company and other officers and employees of the Company.

The members of the Committee shall have the right to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries for the purpose of performing their duties. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

RESPONSIBILITIES
The Company’s management is responsible for the preparation of the Company’s financial statements and the external auditors are responsible for auditing those financial statements, in accordance with applicable standards. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Committee.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves as accountants or auditors by profession or experts in the fields of accounting, auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not intended to restrict the Committee from reviewing and making recommendations regarding any matters related to its purpose.

Rogers Communications Inc.	26	Fiscal 2019

1.	Financial Reporting Process and Financial Statements

(a)
in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Committee otherwise becomes aware;

(b)
review all material transactions and material contracts entered into by the Company and its subsidiaries with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Human Resources Committee or director remuneration approved or recommended by the Corporate Governance Committee;

(c)
review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles (GAAP) and/or non-GAAP measures that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)
following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Company’s financial reporting;

(h)
review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with management, with the internal auditors and with the external auditors; and

(j)
the interim consolidated financial statements, the Company’s disclosure under “Management's Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Committee on behalf of the Board, provided that such approval is subsequently reported to the Board at its next meeting.

2.	External Auditors

(a)	require the external auditors to report directly to the Committee;

(b)
be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders. A formal review of the qualifications, expertise, resources and the overall performance of the external auditors is conducted annually. A comprehensive review of the external auditors is conducted at least every five years and findings are presented to the Board;

(c)	recommend to the Board the compensation of the external auditors;

(d)
pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit-related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)
consider, assess and report to the Board with regard to the independence, objectivity, professional skepticism, and performance of the external auditors, at least annually, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(h)
request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Rogers Communications Inc.	27	Fiscal 2019

3.	Internal Auditors

(a)	review and approve the internal audit charter annually;

(b)	approve the annual internal audit plan and discuss internal audit’s mandate with the Chief Audit Executive, including the staffing, responsibilities and budgets;

(c)	obtain periodic reports from the Chief Audit Executive regarding internal audit findings and the Company’s progress in remedying any significant audit findings;

(d)
review the scope, responsibilities and effectiveness of the internal audit team, including its independence from management, credentials, resources and working relationship with the external auditors; and

(e)	review and recommend for approval the appointment and dismissal of the Chief Audit Executive.

4.	Accounting Systems, Internal Controls and Disclosure Controls

(a)
oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)
review with senior management the controls and procedures adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(c)	review and discuss with management, the external auditors and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;

(d)
review with senior management and the Chief Audit Executive the adequacy of the internal controls adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)
review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including Management’s Discussion and Analysis and the Annual Information Form;

(c)	review disclosures related to the Committee required to be included in the Company’s continuous disclosure filings;

(d)
review with the Company’s Chief Legal and Regulatory Officer legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management
The Committee will review the Company’s:

(a)	annual strategic risk assessment identifying principal risks and their potential impact on the Company’s ability to achieve its business objectives;

(b)	processes for identifying, assessing and managing risks;

(c)
major risk exposures and trends from all areas (e.g. information and cyber security, financial, data, privacy, physical security, environmental impact, new business initiatives) and management’s implementation of risk policies and procedures to monitor and control such exposures;

(d)	business continuity plans and disaster recovery plans;

(e)	insurance coverage maintained by the Company at least annually; and

(f)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.	Additional Responsibilities

(a)	establish procedures and policies for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Committee;

(c)	review the adequacy of staffing of key financial functions and management’s plans for improvements;

(d)	review earnings guidance provided to stakeholders, including analysts and rating agencies;

(e)	periodically review with senior management the status of significant taxation matters;

Rogers Communications Inc.	28	Fiscal 2019

(f)
report regularly to the Board, including matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, the performance of the risk management process and the performance and independence of the external auditors; and

(g)	review and reassess the adequacy of the Committee’s Mandate on an annual basis.

ITEM 17.2 – COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The following individuals are the members of the Audit and Risk Committee, each of whom is considered to be independent:
John H. Clappison (Chair)
Robert J. Gemmell
John A. MacDonald

ITEM 17.3 – RELEVANT EDUCATION AND EXPERIENCE

Each member of the Audit and Risk Committee is financially literate and has the ability to perform his responsibilities as a member of the Audit and Risk Committee based on his education and experience as summarized below:

Mr. Clappison (Chair)	Chartered Professional Accountant, Chartered Accountant; former Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP.
Mr. Gemmell
Former President and Chief Executive Officer of Citigroup Global Markets Canada. 25 years as an investment banker in the United States and in Canada. Mr. Gemmell holds a B.A. from Cornell University, a LL.B from Osgoode Hall Law School, and a M.B.A. from the Schulich School of Business.

Mr. MacDonald
Former President of Enterprise Division of MTS Allstream; former President and COO of Bell Canada and former CEO of NBTel. Mr. MacDonald holds a B.Sc. in electrical engineering from Dalhousie University and a B.A. in Engineering from the Technical University of Nova Scotia.

ITEM 17.4 – RELIANCE ON CERTAIN EXEMPTIONS

N/A

ITEM 17.5 – RELIANCE ON THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6

N/A

ITEM 17.6 – RELIANCE ON SECTION 3.8

N/A

ITEM 17.7 – AUDIT AND RISK COMMITTEE OVERSIGHT

N/A

ITEM 17.8 – PRE-APPROVAL POLICIES AND PROCEDURES

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

(a)
Annually management provides the Audit and Risk Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit and Risk Committee reviews the services with the auditor and management and considers whether the provision of the service is compatible with maintaining the auditor’s independence.

(b)
Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed $500,000 per engagement per quarter.

(c)
The Audit and Risk Committee delegates authority to the Chair of the Audit and Risk Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit and Risk Committee. Any services approved by the Chair will be reported to the full Audit and Risk Committee at the next meeting.

(d)	A review of all audit and non-audit services and fees rendered to the Company by KPMG LLP is reviewed each quarter by the Audit and Risk Committee.

Rogers Communications Inc.	29	Fiscal 2019

Our policy regarding pre-approval of all audit, audit-related, and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit-related fees, tax fees, or all other fees described in the table below were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 17.9 – EXTERNAL AUDITORS’ FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2019 and 2018, and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees	2019		2018
	$	%	$	%
Audit Fees (1)	6,042,150	88.2	6,324,754	87.9
Audit-Related Fees (2)	692,753	10.1	797,575	11.1
Tax Fees (3)	114,322	1.7	71,606	1.0
Total	6,849,225	100.0	7,193,935	100.0

(1)
Consists of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, audit procedures on new accounting standards not yet effective, audits and reviews of subsidiaries for statutory or regulatory reporting, and consultations related to accounting matters impacting the consolidated financial statements.

(2)
Consists primarily of pension plan audits, French translation of certain filings with regulatory authorities, other assurance engagements, due diligence services in respect of potential acquisitions and divestitures, and consultations regarding accounting standards not yet effective.

(3)	Consists of fees for tax consultation and compliance services, including indirect taxes.

ITEM 18 – Additional Information

ITEM 18.1 – ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans, is contained in our management information circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in our 2019 Annual Audited Consolidated Financial Statements and notes thereto and our 2019 MD&A.

Our Secretary can be contacted at our principal office, located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 Canada (telephone: 416.935.7777). Additional information relating to RCI is also available on SEDAR at sedar.com, on EDGAR at sec.gov, or at investors.rogers.com.

Rogers Communications Inc.	30	Fiscal 2019